Mail Stop 3561

April 8, 2008

Stephen L. Sadove
Chief Executive Officer
Saks Incorporated
12 East 49th Street
New York, NY 10017

> Re: Saks Incorporated
> Response Letter filed April 2, 2008
> Form 10-K for the period ended February 3, 2007 filed April 3, 2007
> DEF 14A filed on May 3, 2007
> File No. 1-13113

Dear Mr. Sadove:

We have reviewed your response letter and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Item 11. Executive Compensation, page 15

1. We note your response to comment two in our letter dated March 21, 2008. You state in Appendix I that your human resources and compensation committee established performance measures for your named executive officers in connection with your 2007 Annual Bonus Program. You also include a table which shows the percentage of target bonus that each of your named executive officers was entitled to receive. Please revise the table to clarify whether and, if so, by what amount your named executive officers achieved the corporate objectives for the period in question. We may have further comment upon review of your response.

2. Please also explain what the "key corporate objectives" were with respect to the 2007 Annual Bonus Program and whether they will differ in 2008.

3. We note your response to comment three in our letter dated March 21, 2008. You state that the human resources and compensation committee established operating profit of $268 million as the financial performance measure for the payment of target annual cash bonuses for 2006. You also state that you do not intend to disclose this operating profit measure in your 2008 proxy statement as you believe that this information will not be helpful or material to an investor for an understanding of your 2007 compensation information. Your statement that this information is not material to an investor is conclusory and does not provide a detailed analysis for your conclusion, particularly in light of the fact that these targets are tied to retrospective performance information and because it would appear that you determined to use different performance measures for 2006 as compared to 2007. To the extent you believe that disclosure of this target information is not required because it would result in competitive harm or is not material to investors, provide us on a supplemental basis *a detailed explanation* for this conclusion. Otherwise, at the very least, please explain why you opted to utilize a different performance measure. Please see Instruction 4 to Item 402(b) of Regulation S-K.

* * *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Indira Lall, Staff Attorney, at (202) 551-3582, Mara Ransom, Branch Chief, at (202) 551-3238, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director